FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Commission File Number: 333-110455

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Announcement regarding Agreement to Acquire New Premises	3

Signature	5

CTRIP AGREED TO ACQUIRE NEW PREMISES IN SHANGHAI

Shanghai, China, February 4, 2005 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading consolidator of hotel accommodations and airline tickets in China, recently signed an agreement to acquire land use rights for approximately 16,670 square meters of land in the Shanghai Hong Qiao Lin Kong Economic Development Park. Ctrip plans to build a new information and technology center on the premises and move its principal executive offices, 24-hour customer service center, product development center and administrative and support facilities to the new premises. The aggregate investment for the new premises is estimated to range from approximately US$19 million to US$20 million over the period from 2005 until the completion of the construction of the new premises, which is expected to be around mid-2007. The agreement remains subject to the approval of relevant municipal governmental authorities in Shanghai.

ABOUT CTRIP.COM INTERNATIONAL, LTD.

Ctrip.com International, Ltd. is a leading consolidator of hotel accommodations and airline tickets in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China. Ctrip became a publicly traded company in December of 2003. Ctrip’s American Depositary Shares, or ADSs, each of which represents two ordinary shares of Ctrip, are currently traded on the Nasdaq National Market.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Ctrip’s historical losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, Ctrip’s reliance on the relationships with hotel suppliers and airline ticket suppliers, fluctuations in quarterly operating results, failure of competing against new and exist competitors, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

FOR FURTHER INFORMATION

Yin Yin

Ctrip.com International, Ltd.

Tel: (+852) 2169-0915/0912

Email: yinyin@ctrip.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	President and Chief Financial Officer

Date: February 4, 2005